EXHIBIT 99.1

North American Construction Group Ltd. Year End and Fourth Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Jan. 27, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Year End and Fourth Quarter ended December 31, 2020 on Wednesday, February 17, 2021 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, February 18, 2021, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-833-900-2285
International: 1-236-714-2745
Conference ID: 8197967

A replay will be available through March 18, 2021, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 8197967

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: https://onlinexperiences.com/Launch/QReg/ShowUUID=D2025F90-D728-4FAC-A0C7-581702D07932

A replay will be available until March 18, 2021 using the link provided.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca